22004143

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 70353

SEC Mail Processing

MAR 03 2022

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Transitional Broker

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11650 S. STATE STREET, SUITE 200
(No. and Street)

DRAPER	UT	84020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brett Munson	(385) 336-3563	bmunson@lonepeakadvisers.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

4220 Duncan Ave #201	Saint Louis	MO	63110
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Brett Munson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Transitional Broker, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID WILLIAM JAMES
Notary Public, State of Utah
Commission #702787
My Commission Expires
[illegible]/2022

Notary Public

Signature:

Title: CCO Chief Compliance Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Transitional Broker, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Transitional Broker, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Transitional Broker, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Transitional Broker, LLC's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
February 17, 2022

Transitional Broker, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Current Assets		
Checking	$24,903	
Prepaid Expenses	5,184	
FINRA Flex-Funding	180	
Total Current Assets		30,267
Total Assets		$30,267

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts Payable	$4,634	
Audit Accrual	5,000	
Total Current Liabilities		9,634
Total Liabilities		9,634
Members' Equity		
Beginning Equity	25,728	
Net Income	(5,095)	
Total Members' Equity		20,633
Total Liabilities & Members' Equity		$30,267

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC

Statement of Operations
For the Year Ended December 31, 2021

Revenues	
Variable Annuities	$395,434
Total Revenues	$395,434
Gross Profit	$395,434
Expenses	
Adviser Commissions	272,852
Bank Charges	120
Consulting	13,856
Contracting	22,517
Education	63
Legal	1,000
Licensing	2,094
Office Supplies	2,383
Profit Sharing	45,500
Postage	104
Regulatory	14,468
Rent	23,849
Software	180
Taxes	800
Telephone	743
Total Expenses	$ 400,529
Net Loss	$(5,095)

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC
Statement of Cash Flow
For the Year Ended December 31, 2021

Cash Flows from Operating Activities	
Net Loss	$(5,095)
Adjustments to reconcile net Income to net cash provided By operating activities	
Prepaid Expenses	(2,614)
FINRA Flex Funding	572
Accounts Payable	1,302
Audit Accrual	1,000
Total Adjustments	260
Net Cash Used by Operations	(4,835)
Net increase (decrease) in cash	(4,835)
Summary	
Cash Balance at End of Period	$24,903
Cash Balance at Beg of Period	29,738

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2021

	Total Members' Equity
Balance at January 1 2021	$25,728
Capital Withdrawals	0
Net Loss	(5,095)
Balance at December 31, 2021	$20,633

The accompanying notes are an integral part of these financial statements.

Transitional Broker, LLC
Notes to Financial Statements
For the Year Ended December 31, 2021

1. Organization and Nature of Business
   Organization

   Transitional Broker, LLC (the "Company") doing business as Transitional Broker. The Company is a limited liability company organized in the State of Utah. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

   Under its membership agreement with FINRA and Pursuant to Rule 15c3-3(k)(1), the Company only does direct way variable annuity business.

2. Summary of Significant Accounting Policies
   Basis of Presentation

   The financial statements have been prepared with accounting principles generally accepted in the United States of America ("GAAP").

   Accounts Receivable Policy

   Accounts receivables are carried at original invoice amount less an allowance for doubtful accounts, if needed, based on a review of all outstanding amounts. Management determines the allowance for doubtful accounts on an account-by-account basis. Receivables are written-off when deemed uncollectible. Recoveries of receivables previously written-off are recorded when received. No interest is charged on outstanding receivables. As of December 31, 2021, no allowance was recorded for doubtful accounts.

   Revenue Recognition

   The Company follows ASC 606 when recognizing revenue. To recognize revenue the Company follows a five-step model: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transactions price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies the performance obligation. Revenues are from commissions on variable annuities including trail commissions. The revenues are recognized in the period the contract is completed. The company's performance obligations are met when the contract is complete, and commissions have been issued.

Transitional Broker, LLC
Notes to Financial Statements
For the Year Ended December 31, 2021

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is an LLC taxes as a partnership, so all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for federal income taxes is included in these financial statements. There is an annual LLC tax for the state of California for 800 dollars. This amount is recorded as a prepaid expense and expensed monthly for 66.67.

3. Related Party Transactions

During 2021 the Company had transactions with the following related parties, Lone Peak Investment Enterprises. There is an expense share agreement between these entities. The agreement is that the Company pays 15% of Rent, 8% of Phones, 10% of Office Supplies and a portion of the employee costs (10% of 3 employees). To meet cash needs at Lone Peak Investment Enterprises the Company receives Profit Share invoices to move a portion of the profits to Lone Peak Investment Enterprises. Total expense share paid to Lone Peak Investment Enterprises in 2021 was $48,065.18. Total profit share paid to Lone Peak Investment Enterprises in 2021 was $45,500.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021 the Company had net capital of $15,269 which was $10,269 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $9,634 to net capital was 0.6310-to-1, which is less than the 15-to-1 maximum ratio allowed for a broker dealer.

5. Contingencies and Commitments

Contingencies
The company does not have any contingencies.
Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2021, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

6. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has no guarantee agreement in place.

7. Subsequent event disclosures

The company has evaluated the subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.

Transitional Broker LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2021

Computation of Net Capital		
Member's Equity	$20,633	
Total Members Equity		20,633
Less: Non-Allowable Assets		
Prepaid Expenses	(5,184)	
FINRA CRD Acct	(180)	
Total Non-Allowable Assets		(5,364)
Net Capital Before Haircuts		15,269
Total Haircuts		0
Net Capital		15,269
Computation of Net Capital Requirements		
Minimum Dollar Net Capital Required		(5,000)
Excess Net Capital		10,269
Aggregate Indebtedness		$9,634
Ratio of aggregate indebtedness		0.631:1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

Transitional Broker LLC

Schedule II – Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3

As of December 31, 2021

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

TRANSITIONAL
BROKER

Building A Path to A Fiduciary Future

11650 S State St, #200
Draper, UT. 84020
(385) 257-1983
info@transitionalbroker.com
www.transitionalbroker.com

Assertions Regarding Exemption Provisions

I, as a member of management of Transitional Broker, LLC ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(I).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending Jan, 2021 through December 31, 2021.

Transitional Broker, LLC

By: [signature]

David James, Managing Member & Principal

2/17/2022

Date

DAVILA ADVISORY LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members of
Transitional Broker, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Transitional Broker, LLC identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Transitional Broker, LLC claims an exemption from 17 C.F.R. section 240.15c3-3(k)(1) (the "exemption provisions") and (2) Transitional Broker, LLC stated that Transitional Broker, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception. Transitional Broker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Transitional Broker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
February 17, 2022

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122